SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

DropCar, Inc.

(f/k/a WPCS International Incorporated)

(NAME OF ISSUER)

COMMON STOCK

(TITLE OF CLASS OF SECURITIES)

(CUSIP NUMBER)

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

011-423-2323195

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED

TO RECEIVE NOTICES AND COMMUNICATIONS)

February 21, 2018

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX ☐.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

SCHEDULE 13D

CUSIP NO:

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alpha Capital Anstalt
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC and OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER – 780,407 * See Item 3 below
	(8)	SHARED VOTING POWER – 0
	(9)	SOLE DISPOSITIVE POWER – 780,407 * See Item 3 below
	(10)	SHARED DISPOSITIVE POWER – 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 780,407 * See Item 3 below
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ See Item 3 below *
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% * (based on 7,811,888 shares outstanding) See Item 3 below
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Does not include shares underlying the Series H-3 Convertible Preferred Stock nor the four classes of Warrants that Alpha Capital Anstalt (“Alpha”) can beneficially control under a contractually stipulated 9.99% ownership restriction. The full conversion and/or exercise of Alpha’s securities would exceed this restriction. Alpha’s ownership is now below 10%.

2

SCHEDULE 13D

CUSIP NO:

ITEM 1.	SECURITY AND ISSUER.

(i) Common Stock, par value $.0001 per share

(ii) 1,234 Series H-3 Preferred Stock, par value $.0001 per share

(iii) Warrants acquired on January 30, 2018:

38,860 Warrants expiring on 4/5/22

29,145 Warrants expiring on 8/29/22

25,907 Warrants expiring on 10/9/22

68,005 Warrants expiring on 11/14/22

for an aggregate of 161,917 Warrants all exercisable at $9.84

DropCar, Inc. (f/k/a WPCS International Incorporated)

Address: 1412 Broadway, Suite 2105, New York, NY 10018

ITEM 2.	IDENTITY AND BACKGROUND.

Alpha Capital Anstalt

Lettstrasse 32

9490 Vaduz, Liechtenstein

Citizenship - Liechtenstein

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to a merger agreement effective as of January 30, 2018, Alpha Capital Anstalt (“Alpha”) was issued 1,234 Series H-3 Preferred Stock convertible at $5.52, and an aggregate 161,917 Warrants with an exercise price of $9.84 per share. All of the foregoing securities issued to Alpha contain a 9.99% “blocker” provision designed to prevent Alpha from being a beneficial owner of more than 9.99% of the Issuer’s Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

780,407, 9.9% *

See Item 3 above

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None.

3

SCHEDULE 13D

CUSIP NO:

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: 2/21/18	/S/ Konrad Ackermann
Alpha Capital Anstalt
	By:	Konrad Ackermann, Director

4